UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Pentair, Inc.
5500 Wayzata Boulevard, Suite 900
Golden Valley, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	9
Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Pentair, Inc. Retirement Savings and Stock Incentive Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 17, 2021

We have served as the auditor of the Plan since 2002, however an earlier year could not be reliably determined.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Notes receivable from participants	$7,026,234	$7,390,561
Employee contributions receivable	799,960	753,113
Employer contributions receivable	429,495	491,041
Other receivables	8,574	—
Total receivables	8,264,263	8,634,715
Investments — at fair value	750,013,273	658,882,691
NET ASSETS AVAILABLE FOR BENEFITS	$758,277,536	$667,517,406
See accompanying notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

ADDITIONS:
Employee contributions	$27,896,093
Employer contributions	15,249,323
Rollover contributions	4,440,217
Total contributions	47,585,633

Interest, dividend and other income	4,615,294
Net appreciation in the fair value of investments	120,852,246
Net investment income	125,467,540

Total additions	173,053,173

DEDUCTIONS:
Benefits paid to participants	81,720,904
Administrative expenses	572,139
Total deductions	82,293,043

INCREASE IN NET ASSETS	90,760,130
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	667,517,406
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$758,277,536
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

1. DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18. The Company is a subsidiary of Pentair plc (“Pentair”) and is the Plan sponsor as well as Plan Administrator. Fidelity Management Trust Company (“Fidelity”) is record-keeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
On December 30, 2020, the Company amended the Plan to incorporate various modifications, including the adoption of certain relief provisions included in the Coronavirus Aid, Relief, and Economic Security Act, effective as of January 1, 2020, as well as the removal of nVent Electric plc (“nVent Electric”) stock as an investment under the Plan, effective as of December 11, 2020.
Participation — Participation for full- and part-time employees may commence effective with the date of hire, provided the employee is at least age 18. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $19,500 for 2020 and $19,000 for 2019 provided that employees who will be age 50 or older are permitted to make additional catch-up contributions to the Plan up to the IRC limitation of $6,500 for 2020 and $6,000 for 2019.
The Plan has an automatic enrollment feature for new employees at a deferral rate of 5% of eligible compensation with an automatic annual increase of 1% of eligible compensation per year until the participant reaches a deferral rate of 10%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.
Employee pretax contributions are matched at 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant on a pre-tax basis and are made in the form of cash.
A discretionary ESOP contribution was last contributed in 2017 for all non-union participants and in 2019 per the respective union agreements.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled to under the Plan is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. In the event a participant fails to direct the investment, the participant is deemed to have elected to invest the participant’s contributions in the default investment option designated by the Plan Administrator. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, certain loans outstanding as of December 31, 2020 and 2019, may carry an original maturity greater than 15 years and bear interest at rates higher than the prime rate plus 1%.
Vesting — All pre-tax elective deferral and after-tax contributions are immediately 100% vested. The Company’s matching contributions for participants generally are 100% vested after 12 months of service.
Forfeitures — Nonvested account balances of terminated employees are forfeited. Forfeitures under the Plan may be used to pay administrative expenses or may be applied towards the payment of the Company’s future contributions.

Notes to financial statements
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants (as deductions from their accounts) as provided in the Plan document.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount in the participant’s pre-tax contributions account. Hardship withdrawals can occur any time with a maximum of two per calendar year.
2.SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan provides various investment options to its participants, including corporate stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payments of benefits
Benefit payments to participants are recorded when paid.
3.FAIR VALUE MEASUREMENTS
The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.

Notes to financial statements
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, common stock and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at period-end, and are actively traded.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at NAV as a practical expedient, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. Participant transactions may occur daily and there are no unfunded commitments, redemption restrictions or notice period requirements.
Stable value fund — The Plan provides participants a stable value investment option managed by Fidelity. The Managed Income Portfolio II Fund of the Fidelity Group for Employee Benefit Plans (the “fund”) includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.
The fair values of the Plan’s investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2020 and 2019 were as follows:

	December 31, 2020
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair common stock	$41,224,486	$—	$—	$41,224,486
Interest-bearing cash	45,858	—	—	45,858
Mutual funds	114,510,899	—	—	114,510,899
Net investments in fair value hierarchy	155,781,243	—	—	155,781,243
Investments valued at NAV				594,232,030
Total investments at fair value	$155,781,243	$—	$—	$750,013,273

Notes to financial statements
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair common stock	$40,363,582	$—	$—	$40,363,582
nVent Electric common stock	22,716,291	—	—	22,716,291
Interest-bearing cash	112,042	—	—	112,042
Mutual funds	107,342,279	—	—	107,342,279
Net assets in fair value hierarchy	170,534,194	—	—	170,534,194
Investments valued at NAV				488,348,497
Total investments at fair value	$170,534,194	$—	$—	$658,882,691
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers between levels.
4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2015, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.
5.VOLUNTARY CORRECTION PROGRAM
In 2019, the Company filed a Voluntary Correction Program (“VCP”) submission with the Internal Revenue Service. The VCP filing related to an operational error with respect to dividends paid on shares of nVent Electric common stock held in participants’ accounts as a result of nVent Electric’s issuance of ordinary shares to Pentair Shareholders. Before January 1, 2019, dividends paid on nVent Electric shares that were held in the Plan could be distributed as cash or reinvested back into additional shares of nVent Electric stock, as elected by plan participants, but the Plan was amended so that on and after January 1, 2019, dividends paid on nVent Electric shares could not be paid in cash or reinvested in nVent Electric stock and would instead have to be reinvested into other plan investment funds. However, the change in treatment of the nVent Electric dividends effective January 1, 2019 was not implemented. In its VCP submission, the Company proposed that the Plan be corrected by modifying the effective date of the amendment regarding the treatment of nVent Electric dividends to January 1, 2020. The Company received a letter from the IRS Employee Plans Voluntary Compliance Group dated July 30, 2020 approving the Company’s submission of changes under the VCP. The December 30, 2020 plan amendment removed the nVent Electric stock fund from the Plan.
6.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Fidelity, the trustee and record-keeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan has a revenue-sharing agreement whereby participant revenue credits (“PRCs”) are generated from certain investment managers for services provided to the Plan. The PRCs are allocated to the participants who invest in certain funds which offsets the participant’s administrative fee.

Notes to financial statements
As of December 31, 2020 and 2019, and for the year ended December 31, 2020

At December 31, 2020 and 2019, the Plan held 776,457 and 879,916 shares, respectively, of common stock of Pentair, the parent of the Company, with a cost basis of $20,984,145 and $23,566,208, respectively. During the year ended December 31, 2020, the Plan recorded dividend income of $628,428 with respect to the common stock of Pentair.
Participant loans also qualify as party-in-interest transactions and amounted to $7,026,234 and $7,390,561 at December 31, 2020 and 2019, respectively.
7.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the plan is terminated, participants would become 100% vested in their accounts.
8.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2020 and 2019, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2020	2019
Net assets available for benefits per the financial statements	$758,277,536	$667,517,406
Less: Cumulative deemed distributions of participant loans	(298,140)	(300,405)
Net assets available for benefits per Form 5500	$757,979,396	$667,217,001
As of December 31, 2020 and 2019, reconciliation of notes receivable from participants per the financial statements to the Form 5500 was as follows:

	2020	2019
Notes receivable from participants per the financial statements	$7,026,234	$7,390,561
Less: Cumulative deemed distributions of participant loans	(298,140)	(300,405)
Notes receivable from participants per Form 5500	$6,728,094	$7,090,156
For the year ended December 31, 2020, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2020
Change in net assets available for benefits per the financial statements	$90,760,130
Add: Change in cumulative deemed distributions of participant loans	2,265
Change in net assets available for benefits per Form 5500	$90,762,395
For the year ended December 31, 2020, reconciliation of net investment income per the financial statements to the Form 5500 was as follows:

2020
Net investment income per the financial statements	$125,467,540
Less: Interest on deemed distributions of participant loans	(18,610)
Net investment income per Form 5500	$125,448,930
For the year ended December 31, 2020, reconciliation of benefits paid to participants per the financial statements to the Form 5500 was as follows:

2020
Benefits paid to participants per the financial statements	$81,720,904
Less: Deemed distributions of participant loans	(20,875)
Benefits paid to participants per Form 5500	$81,700,029

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2020

		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$10,930,128
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	35,640,489
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	46,093,647
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	49,145,236
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	46,852,607
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	27,231,875
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	21,088,015
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	20,519,056
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	11,335,936
JPMorgan SmartRetirement Passive Blend 2060 Fund	*	4,954,739
Fidelity Growth Company (1)	*	145,870,051
Legal & General US Total Stock Market Index	*	88,080,808
Legal & General International Developed Index	*	1,963,420
BlackRock Total Return	*	15,225,061
Total common collective trusts		524,931,068
REGISTERED INVESTMENT COMPANIES:
Oakmark Fund	*	29,337,458
Dodge & Cox International Stock	*	15,864,623
Fidelity US Bond Index (1)	*	9,186,426
Victory Integrity Small Cap Value Fund R6	*	10,122,124
Loomis Sayles Small Cap Growth	*	36,456,010
Vanguard International Growth Fund Adm	*	13,544,258
Total registered investment companies		114,510,899
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	45,584
Vanguard Cash Reserves Federal Money Market	*	274
Total interest-bearing cash		45,858
PENTAIR COMPANY STOCK (1)	*	41,224,486
STABLE VALUE FUND
Fidelity Managed Income Portfolio II, CL 4 (1)	*	69,300,962
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $298,140 IN DEEMED DISTRIBUTIONS (1) (2)		6,728,094
TOTAL		$756,741,367
(1)Party-in-interest.
(2)Interest rates range from 3.25% to 9.75%. Maturity dates range from 2021 to 2045.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 17, 2021.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Robert P. Fishman
Robert P. Fishman
President